SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No. 1 )*

MYPOINTS.COM, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

62855T102

(CUSIP Number)

June 6, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62855T102 Page 2 of 6 Pages

(1) NAMES OR REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

James H. Simons

(2) CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) [ ]

(b) [ ]

(3) SEC USE ONLY

(4) CITIZENSHIP OR PLACE OF ORGANIZATION

United States

(5) SOLE VOTING POWER

0

(6) SHARED VOTING POWER

NUMBER OF SHARES

BENEFICIALLY OWNED 0

BY EACH REPORTING (7) SOLE DISPOSITIVE POWER

PERSON WITH

0

    SHARED DISPOSITIVE POWER

0

(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) [ ]

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0

(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.

(a) Name of Issuer.

MYPOINTS.COM, INC.

(b) Address of Issuer's Principal Executive Offices.

100 California Street, 12th Floor

San Francisco, CA 94111

Item 2.

(a) Name of Person Filing. James H. Simons

    Address of Principal Business Office or, if none, Residence.

800 Third Avenue

New York, New York 10022

(c) Citizenship. United States

(d) Title of Class of Securities. Common Stock

(e) CUSIP Number. 62855T102

Item 3. Not Applicable

Item 4. Ownership

(a) Amount Beneficially Owned. 0

(b) Percent of Class. 0

(c) Number of shares as to which each such person has

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2001

/s/ James H. Simons

James H. Simons

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).